GS VALET, INC.
4315 Lemac Drive
Houston, Texas 77096

July 31, 2013

Loan Lauren P. Nguyen
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	GS Valet, Inc. (the “Company”) Post-effective Amendment to Form S-1 Filed July 17, 2013 File No. 333-182629

Dear Ms. Nguyen:

We are in receipt of your letter dated July 31, 2013 in reference to our Post-effective amendment to Form S-1. The following are the Company’s responses and revisions to its filing pursuant to your letter dated July 31, 2013:

General

1.
We note that your registration statement on Form S-1 was declared effective September 27, 2012, and that the post-effective amendment to this registration statement filed July 17, 2013 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made after June 27, 2013. Additionally, please tell us how you communicated to the selling securityholders that they may not sell securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act section 10(a)(3) and Securities Act Rule 427.

RESPONSE:
No offers or sales of our securities were made after June 27, 2013 nor were any offers or sales of the securities by the selling securityholders during any time since the registration statement was declared effective on September 27, 2012. Additionally, we had communicated via phone calls and email with all our selling securityholders to inform them that they may not sell securities pursuant to the registration statements until the current financial statements were filed pursuant to Securities Act section 10(a)(3) and Securities Act Rule 427.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GS Valet, Inc.

/s/ Neil Scheckter
Neil Scheckter
President and CEO